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                                                                     EXHIBIT 2.1

                             WYNDCREST HOLDINGS, LLC

August 15, 2001

Mr. Lou Neeb
Chairman of the Board
Mexican Restaurants, Inc.
1135 Edgebrook Drive
Houston, Texas 77034

Dear Mr. Neeb,

The purpose of this letter ("Letter of Intent") is to define the terms pursuant to which Wyndcrest Holdings, LLC, a Florida limited liability company, to be designated ("Wyndcrest"), would purchase the capital stock and warrants of Mexican Restaurants, Inc. and any of its subsidiaries ("MRI"), on and subject to the following terms and conditions, and subject to the execution by MRI and Wyndcrest of a mutually acceptable definitive agreement (the "Definitive Agreement") and related ancillary documents encompassing the terms contained herein.

SECURITIES/INSTRUMENTS
PURCHASED:                   Wyndcrest shall acquire all 3,522,905 of the
                             outstanding shares of common stock (the "Common
                             Stock") in MRI, all 855,766 warrants issued by MRI
                             (the "Warrants"), and refinance MRI's outstanding bank debt (the "Bank Debt") through a stock purchase transaction valued at approximately $27.6 million.

PURCHASE PRICE:              Wyndcrest shall pay $5.00 for each share of Common
                             Stock, $2.25 for each Warrant, and shall refinance
                             100% of the outstanding principal balance of Bank
                             Debt outstanding at the time of the Closing of this transaction (the "Closing"). This equates to a purchase price of approximately $27.6 million.

                               NUMBER     PURCHASE
                              ACQUIRED      PRICE    CONSIDERATION
                             ----------   --------   -------------
Common Stock                  3,522,905   $   5.00   $  17,614,525
Warrants                        855,766   $   2.25   $   1,925,474
Bank Debt                     8,100,000   $   1.00   $   8,100,000
                                                     -------------

TOTAL CONSIDERATION                                  $  27,639,999
                                                     =============


FORM OF CONSIDERATION:       Wyndcrest will issue 10% monthly income notes with
                             principal due at or before 5 years from the Closing date (the "Bonds") to all holders of Common Stock based on the ratio of one $25.00 bond for each 5 shares of Common Stock, and to all holders of Warrants in the ratio of one $25.00 bond for each
                             11.11 Warrants. Such 10% Bonds will be registered with the Securities and Exchange Commission pursuant to Section 12(b) or (g) of the Securities and Exchange Act of 1934.

                             Wyndcrest will pay cash to refinance the Bank Debt.

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MANAGEMENT:                  Upon approval and acceptance of this Letter of
                             Intent, Wyndcrest will negotiate with the existing management team of MRI to retain such individuals on a long-term basis. It is anticipated, though not required, that management employment agreements be executed in advance of closing. Such agreements are likely to include both cash and stock grant compensation.

DUE DILIGENCE:               We anticipate that due diligence would require no
                             more than 20 days to complete.

ACCESS: MRI will provide Wyndcrest and its representatives full access, at all reasonable times after the date hereof until the Closing, to the books, records, property and personnel of MRI as Wyndcrest may reasonably request to facilitate a complete investigation, inspection and analysis by Wyndcrest of MRI and its prospects. MRI will also make available its attorneys, accountants and other outside consultants for the purpose of discussing with Wyndcrest and its representatives the business and prospects of MRI.

CONDITIONS TO CLOSE:         The obligations of each party to consummate the
                             proposed purchase of the Common Stock and Warrants will be subject to the satisfaction of various conditions. These conditions include:

                                 (i)    Approval by the Board of Directors of
                                        MRI and their recommendation to
                                        shareholders to accept the offer (if
                                        such recommendation is necessary).

                                 (ii) The parties shall have entered into the Definitive Agreement and related ancillary documents including without limitation bond documents, in form and substance satisfactory to each party in its sole discretion

                                 (iii) No material litigation or governmental action shall be pending or threatened with respect to the transactions contemplated hereby.

                                 (iv) Wyndcrest shall have obtained, on terms and conditions satisfactory to it, loans for the purpose of refinancing the Bank Debt.

                                 (v) All representations and warranties made to such party in the Definitive Agreement and ancillary documents shall be true, correct and complete as of the date of Closing.

                                 (vi)   MRI shall have provided evidence
                                        satisfactory to Wyndcrest that MRI has
                                        obtained the consent or approval of all
                                        third parties, including, but not
                                        limited to, applicable governmental or
                                        regulatory authorities, whose consent or approval is necessary or desirable in connection with the consummation of the transactions contemplated by this Letter of Intent or for Wyndcrest's unencumbered operation of MRI following the Closing.

                                 (vii)  Each party shall have performed and
                                        complied in all material respects with
                                        all agreements and conditions to be
                                        performed or complied with by them prior to the Closing.

                                 (viii) The results of the investigations by
                                        Wyndcrest and its representatives of MRI shall be satisfactory to Wyndcrest in all respects, and Wyndcrest shall have received a favorable legal opinion from counsel to MRI with respect to such subjects regarding MRI and the transactions contemplated by this Letter of Intent as are customary in transactions of this nature.


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                                 (ix)   MRI shall have provided Wyndcrest a
                                        report of an examination of title to all real property included in the assets of MRI and a current survey of all real property included in those assets, Wyndcrest's counsel shall have reviewed the same and determined that the title and other matters relating to all such property is satisfactory, and Wyndcrest shall have received a commitment for an owner's title insurance policy covering such property and issued by a title insurance company acceptable to Wyndcrest showing Wyndcrest as the insured, with coverage in such amount as Wyndcrest shall deem appropriate at standard rates, insuring fee simple title in such property to Wyndcrest and showing title exceptions only for such matters as are acceptable to Wyndcrest.

                                 (x)    MRI shall have provided evidence
                                        satisfactory to Wyndcrest that no
                                        material adverse change shall have
                                        occurred in MRI, including the
                                        operation, condition or prospects
                                        thereof or liabilities relating thereto, on or prior to the Closing date.

CONDUCT OF
MRI'S BUSINESS:              Between the date of this Letter of Intent and the
                             Closing, MRI will conduct and operate itself in the usual and ordinary course and in substantially the manner as heretofore conducted by MRI, and MRI shall not take any action which shall have a material adverse effect on the organization, financial structure, practices or operations of the business of MRI. Without limiting the foregoing (i)
                             MRI will use its best efforts to (a) retain the present employees, customers, contracts and suppliers of the business, (b) continue to replenish the inventory of the business in accordance with past practices, and (c) maintain, preserve and repair the assets of MRI and to keep such assets in substantially the same state or condition as on the date hereof; (ii) after the date hereof (x) no dividend or other distribution or payment will be declared with respect to any of the stock or other securities, as applicable, of MRI, and MRI will not redeem, purchase or otherwise acquire any of their stock or other securities; (y) no change will be made in the articles of incorporation, bylaws or other organizational documents of MRI; (z) no change will be made in the authorized or issued capital stock of MRI or the outstanding securities of MRI; and (iii) MRI will not grant any wage or salary increase.

NO DISCUSSIONS
WITH OTHERS:                 In consideration of Wyndcrest entering into this
                             Letter of Intent and undertaking to investigate the businesses of MRI and to incur expenses in connection therewith, MRI agrees that, until 5:00 p.m. Eastern Standard Time the day that is 90 days after the date of this Letter of Intent, neither
                             MRI nor any of its respective affiliates, officers, directors, management employees, agents, or advisors shall, directly or indirectly, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept, or consider any proposal of any other person or entity relating to the acquisition of the assets or capital stock of MRI, in whole or in part, through purchase, merger, consolidation, share exchange or otherwise (except for sales of inventory in the ordinary course of business), or any other business combination involving MRI. In addition, MRI agrees immediately to cease and cause to be terminated any previously undertaken or ongoing activities, discussions or negotiations with any other person or entity with respect to any transaction of the type described in the preceding sentence. Furthermore, if MRI or any of its respective shareholders, affiliates, officers, directors, management


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                             employees, agents, or advisors receives any
                             communication regarding any offer or proposal of the type described in the first sentence of this Section during the 90 day period mentioned above, then MRI shall immediately notify Wyndcrest of the receipt of such proposal and shall promptly provide to Wyndcrest a copy of such proposal (or if such proposal is not in writing, a written summary of its terms).

NO BROKERS:                  MRI shall indemnify Wyndcrest and hold it harmless
                             from and against all claims or demands for commissions or other compensation by any broker, finder or similar agent claiming to have been employed by or on behalf of MRI.

NO CONFLICTING
OBLIGATIONS:                 MRI represents and warrants to Wyndcrest that MRI
                             is not a party to any letter of intent, agreement or understanding (except this Letter of Intent) relating to any purchase or other transaction involving any of the capital stock or any merger, consolidation, sale of substantial assets of MRI, or other business combination or change in control of MRI, or which otherwise could prevent or restrict MRI from entering into this Letter of Intent and performing his, her or its obligations hereunder.

EXPENSES OF
THE PARTIES:                 Except as otherwise expressly provided elsewhere in
                             this Letter of Intent and regardless of whether or not the transaction contemplated hereunder is consummated, (i) Wyndcrest shall be solely responsible for, and shall bear, its own costs and expenses, including, without limitation, expenses and fees of legal counsel, accountants, advisors and all others, incurred at any time in connection with the inspection or investigation of MRI, the negotiation of the terms and conditions contained or to be contained in this Letter of Intent and the Definitive Agreement and related documents, and the consummation of the transactions contemplated hereby, and (ii) MRI shall be solely responsible for, and shall bear, any such costs and expenses incurred by MRI. If MRI terminates the discussions with Wyndcrest regarding the acquisition of the capital stock of MRI, MRI shall be liable for the reimbursement of any and all expenses Wyndcrest has incurred in connection with this Letter of Intent and the transactions contemplated hereunder.

EFFECT: Other than the provisions of the section entitled "EXPENSES OF THE PARTIES" (which is and shall be a binding and enforceable agreement of MRI), This Letter of Intent does not constitute a binding agreement by the parties hereto; instead, it expresses the intention of the parties to proceed expeditiously to negotiate, prepare, reach agreement on and execute a Definitive Agreement and related documents as contemplated by this Letter of Intent. Except for the section entitled EXPENSES OF THE PARTIES, which shall survive any termination hereof, this Letter of Intent shall terminate and be of no further force or effect if the execution and delivery of the Definitive Agreement has not occurred on or before November 21, 2001.

GOVERNING LAW:               This Letter of Intent shall be governed by and
                             construed and enforced in accordance with the laws of the State of Florida, without regard to conflicts of laws principles.


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Please indicate MRI's agreement to the terms hereof by having this Letter of
Intent signed in the spaces provided below and returning a copy to the undersigned (Fax No.: 561-776-0168) no later than 5:00 p.m., Eastern Standard Time, on August 22, 2001 (at which time this Letter of Intent, if not so signed and returned, will expire). This Letter of Intent may be signed in any number of counterparts, all of which together shall constitute a single Letter of Intent. Signatures of the parties transmitted by facsimile will be valid and binding for all purposes.


                                        Very truly yours,

                                        WYNDCREST HOLDINGS, LLC


                                        By:
                                           -------------------------------------
                                           Name: John Textor
                                           Title: Pres. of the Managing Member



ACCEPTED AND AGREED TO:

MEXICAN RESTAURANTS, INC.


By:
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      Name:
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